# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rumble Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 443333355842

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 103,333,333; sole dispositive power 0; shared dispositive power 103,333,333; aggregate amount beneficially owned 103,333,333 (32.6% of the class)
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 103,333,333; sole dispositive power 0; shared dispositive power 103,333,333; aggregate amount beneficially owned 103,333,333 (32.6% of the class)
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 103,333,333; sole dispositive power 0; shared dispositive power 103,333,333; aggregate amount beneficially owned 103,333,333 (32.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Rumble Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Comment: This statement on Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of Rumble Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 444 Gulf of Mexico Dr, Longboat Key, Florida 34228. The shares of Class A Common Stock are listed on the Nasdaq Global Market under the ticker symbol "RUM".

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Tether Holdings, S.A. de C.V., Tether Investments, S.A. de C.V. and Giancarlo Devasini (collectively, the "Reporting Persons"). Certain information regarding Tether Holdings, S.A. de C.V., Tether Investments, S.A. de C.V. and their respective executive officers and directors is set forth on Schedule A attached hereto.
Residence or business address: The principal business address of the Reporting Persons is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador.
Present principal occupation or employment: The principal business of Tether Investments, S.A. de C.V. is primarily to make strategic investments in emerging technologies, such as artificial intelligence and peer-to-peer platforms, sustainable Bitcoin mining operations, and digital education initiatives. Tether Investments, S.A. de C.V. is also involved in funding and supporting projects that enhance financial inclusion and build resilient financial infrastructure worldwide. Tether Holdings, S.A. de C.V. is the holding company for the Tether Group. The principal occupation of Giancarlo Devasini is to serve as President of Tether Holdings, S.A. de C.V.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: See Item 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 20, 2024, the Issuer and Tether Investments Limited entered into a Transaction Agreement (the "Transaction Agreement"), pursuant to which, on February 7, 2025, Tether Investments, S.A. de C.V. (as successor in interest to Tether Investments Limited) purchased 103,333,333 shares of Class A Common Stock. The Reporting Persons used cash from working capital as consideration for such shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons may, from time to time, acquire additional shares of Class A Common Stock, and/or retain and/or sell all or a portion of the shares of Class A Common Stock beneficially owned by the Reporting Persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The Reporting Persons may modify their current plans depending on the reporting persons' evaluation of various factors, including the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the Reporting Persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 103,333,333 shares of Class A Common Stock, representing 32.6% of the outstanding shares of Class A Common Stock. This percentage is calculated based on 317,320,706 shares of Class A Common Stock, which include (i) 283,987,373 shares of Class A Common Stock issued and outstanding as of December 27, 2024 (which number is inclusive of shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc.), plus (ii) 103,333,333 shares of Class A Common stock beneficially owned by the Reporting Persons, less (iii) 70,000,000 shares of Class A Common Stock which the Issuer has accepted for tender on February 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 103,333,333 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as described in Item 3, the Reporting Persons and persons described in Schedule A have not engaged in any transaction with respect to the Issuer's shares of Class A Common Stock during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 2 and Item 4 of this Schedule 13D is incorporated herein by reference.

Transaction Agreement

Pursuant to the Transaction Agreement, the Reporting Persons do not have the right to designate any members of the Issuer's board of directors nor have any shareholder veto rights over Issuer actions. In connection with the Transaction Agreement, the Reporting Persons have also agreed to certain "standstill" provisions restricting its ability to engage in any solicitation of proxies with respect to the voting of any Class A Common Stock and other similar matters for the one-year period following the closing. Further, until the Reporting Persons' beneficial ownership percentage falls below 9.9%, the Reporting Persons have agreed to certain transfer restrictions that will limit their ability to transfer any shares to competitors of the Issuer or to holders who beneficially own, or will own upon completion of such transfer, at least 5% of the Class A Common Stock.

Registration Rights Agreement

The Issuer and Tether Investments, S.A. de C.V. have entered into a registration rights agreement (a form of which is attached to the Transaction Agreement) to provide the Reporting Persons with customary registration rights, including the obligation for the Issuer to file a registration statement on Form S-3 to register the resale of the Reporting Persons' shares of Class A Common Stock and to provide the Reporting Persons with certain customary demand and piggyback registration rights.

The foregoing description of the Transaction Agreement and form of Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Transaction Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on December 23, 2024 and is incorporated herein by reference and the form of Registration Rights Agreement, which is included as Exhibit B thereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).
99.2 Transaction Agreement, dated December 20, 2024, by and between Rumble Inc. and Tether Investments Limited (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on December 23, 2024).
99.3 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on December 23, 2024 (included as Exhibit B thereto)).

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Name: Giancarlo Devasini, Title: President (02/07/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Name: Giancarlo Devasini, Title: Sole Administrator (02/07/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (02/07/2025)